DODGE & COX

September 30, 2008

Balanced Fund

Ticker Symbol
DODBX

Objective
- The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy
- The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed income securities.
  Stocks: The Fund invests in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.
  Fixed Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

GENERAL INFORMATION

Net Asset Value Per Share	$61.78
Total Net Assets (billions)	$19.0
30-Day SEC Yield[a]	3.23%
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.53%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	18%
Fund Inception	1931

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 23 years, and by the Fixed Income Investment Policy Committee, whose nine members' average tenure is 15 years.

ASSET ALLOCATION



Stocks: 71.3%
Fixed Income Securities: 27.2%
Cash Equivalents: 1.5%

STOCK PORTFOLIO (71.3%)

	Fund
Number of Stocks	80
Median Market Capitalization (billions)	$17
Price-to-Earnings Ratio[b]	11.2x
Foreign Stocks[c]	13.8%

SECTOR DIVERSIFICATION (FIVE LARGEST)

Health Care	17.6%
Consumer Discretionary	15.2
Information Technology	13.0
Financials	10.2
Energy	5.7

TEN LARGEST HOLDINGS[d]

Hewlett-Packard Co.	3.9%
Comcast Corp.	3.6
Novartis AG *(Switzerland)*	2.3
Capital One Financial Corp.	2.3
Time Warner, Inc.	2.2
Sanofi-Aventis *(France)*	2.2
GlaxoSmithKline PLC *(United Kingdom)*	2.2
Wells Fargo & Co.	2.0
Amgen, Inc.	2.0
General Electric Co.	2.0

FIXED INCOME PORTFOLIO (27.2%)

	Fund
Number of Fixed Income Securities	285
Effective Maturity	6.8 years
Effective Duration	3.9 years

SECTOR DIVERSIFICATION

U.S. Treasury & Government Related	1.4%
Mortgage-Related Securities	12.4
Asset-Backed Securities	0.1
Corporate	13.3

CREDIT QUALITY[e]

U.S. Government & Government Related	13.8%
Aaa	1.0
Aa	2.3
A	1.7
Baa	4.5
Ba	0.8
B	2.1
Caa	1.0
Average Quality	Aa3

CORPORATE ISSUERS (FIVE LARGEST)[d]

HCA, Inc.	1.0%
Ford Motor Credit Co.	1.0
GMAC, LLC	1.0
General Electric Co.	0.9
Wachovia Corp.	0.8

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e) Credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return[1]

For periods ended September 30, 2008	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	–22.81%	–2.06%	4.08%	7.54%	10.39%
Combined Index	–12.27	1.95	4.76	4.21	9.10

www.dodgeandcox.com

The Dodge & Cox Balanced Fund had a total return of negative 10.4% for the third quarter of 2008, compared to negative 5.2% for the Combined Index[1] (a 60/40 blend of stocks and fixed income securities). At quarter end, the Fund had net assets of $19.0 billion with a cash position of 1.5%.

A slowing economy, falling housing market and eroding confidence in the financial sector intensified the year-old credit crisis and led to a series of extraordinary events in September, starting with the U.S. government placing the mortgage giants Fannie Mae and Freddie Mac into conservatorship. Days later the government denied aid to ailing investment bank Lehman Brothers, which was forced to declare bankruptcy. This prompted a hurried sale of Merrill Lynch to Bank of America and a swift decision by Goldman Sachs and Morgan Stanley to convert to bank holding companies. The U.S. government provided insurance leader American International Group (AIG) with a secured $85 billion loan in exchange for an 80% equity stake. It also orchestrated sales of two large commercial banks: Washington Mutual's assets were purchased by JPMorgan Chase and three days later Citigroup announced it would take over the bulk of Wachovia's assets and liabilities. (After quarter end, Wells Fargo announced it would acquire all of Wachovia: a takeover battle ensued and it appears Wells Fargo has prevailed.) Recognizing the need for a broader, systemic solution, the U.S. Treasury Department and Federal Reserve proposed the Troubled Asset Relief Program to use up to $700 billion of public funds to buy troubled mortgage (and other) assets from financial institutions with U.S. operations.

The effect of these events on financial markets was dramatic: equity markets tumbled [the Standard & Poor's 500 Index (S&P 500) was down 8.4% during the quarter], credit markets encountered extreme turbulence and the short-term debt markets seized. Only the U.S. Treasury and Government-Sponsored Enterprises Mortgage-Backed Securities (GSE MBS) sectors posted positive returns for the quarter and, in both cases, these returns were relatively modest.

THIRD QUARTER PERFORMANCE REVIEW

The Fund lagged the Combined Index by 5.2% for the third quarter.

KEY INFLUENCES ON RELATIVE RESULTS:

- The Fund's asset allocation—primarily its significant overweight (11.3 percentage points at quarter end) of equities relative to the Combined Index—detracted from relative returns given the poor performance of stocks during the quarter.
- The Fund's equity holdings significantly underperformed the S&P 500. AIG (down 87%), Wachovia (down 77%) and Fannie Mae (down 92%) were the most notable detractors, while Wells Fargo (up 60%), Capital One (up 35%) and Amgen (up 26%) were notable contributors.
- A lower equity portfolio weighting in the Energy sector contributed to relative results, as the sector was the worst performing area of the S&P 500.
- The Fund's fixed income holdings significantly underperformed the Lehman Brothers Aggregate Bond Index (LBAG), primarily due to a relatively high proportion of Corporate bonds, which were extremely weak.

INVESTMENT STRATEGY

The Fund's disappointing recent results reflect the difficulties of navigating an environment where substantial market moves are driven by fear and uncertainty rather than an appraisal of long-term investment fundamentals. Though it is clear the current crisis is unique in its depth, severity and velocity, Dodge & Cox has managed through challenging periods in the past, successfully applying our time-tested investment approach to find long-term opportunities arising from short-term uncertainties. We have every confidence this approach will see us through the current distress as well.

The Fund was positioned as of quarter end with a significant 71.3% weighting in equities and the balance invested in fixed income securities (27.2%) and cash equivalents (1.5%). In past difficult equity markets, the Fund's fixed income holdings have generally provided better diversification benefits. The challenges of the current environment for recent Fund returns have been aggravated by a very tight correlation between equities and Corporate bonds, which represent approximately half of the Fund's fixed income portfolio. In September, for example, the investment grade bond sector fell over 8.3 percentage points in price, nearly matching the 8.9% September decline in the S&P 500.

The current environment has affected the corporate sector most deeply, particularly financial institutions. Even healthy corporations are being challenged from two sides: financing their businesses amidst a severe credit crunch and facing the growing prospects of a difficult macroeconomic operating environment. Nevertheless, the magnitude of recent market movements in the equity and Corporate bond markets strikes us as an exaggerated response to these challenges.

We believe that the fear and uncertainty currently gripping the financial markets mask the long-term prospects for the Fund's corporate holdings, and we see opportunities to benefit from this disconnect. We have maintained relatively high exposures to equities and Corporate bonds (within the fixed income portfolio) and continue to seek out new opportunities in both of these areas.

CLOSING

Although predicting the short-term direction of financial markets is impossible, decades of experience have taught us that periods of uncertainty often present some of the best long-term investment opportunities. We believe our investment approach—based on a three-to-five year time frame and a thorough understanding of an investment's fundamentals in relation to its valuation—is critical in navigating the current uncertain market environment. We encourage our shareholders to take a similar long-term view.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Third Quarter Report, which will be available in November.

October 2008

[1] The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor's 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond Index, which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

09/08 BF FS

September 30, 2008

DODGE & COX

Stock Fund

Ticker Symbol
DODGX

Objective
- The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy
- The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company's management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION

Net Asset Value Per Share	$97.44
Total Net Assets (billions)	$45.3
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.52%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	20%
30-Day SEC Yield[(a)]	1.55%
Fund Inception	1965

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 23 years.

ASSET ALLOCATION



Stocks: 97.4%
Cash
Equivalents: 2.6%

PORTFOLIO CHARACTERISTICS

	Fund	S&P 500
Number of Stocks	**80**	500
Median Market Capitalization (billions)	**$17**	$9
Weighted Average Market Capitalization (billions)	**$66**	$87
Price-to-Earnings Ratio[(b)]	**11.2x**	17.0x
Foreign Stocks[(c)]	**19.2%**	0.0%

TEN LARGEST HOLDINGS[(d)]

	Fund
Hewlett-Packard Co.	**5.3%**
Comcast Corp.	**5.0**
Novartis AG *(Switzerland)*	**3.3**
Time Warner, Inc.	**3.0**
Sanofi-Aventis *(France)*	**3.0**
Capital One Financial Corp.	**3.0**
GlaxoSmithKline PLC *(United Kingdom)*	**2.9**
Amgen, Inc.	**2.7**
General Electric Co.	**2.6**
Wells Fargo & Co.	**2.6**

SECTOR DIVERSIFICATION

	Fund	S&P 500
Health Care	**24.0%**	13.1%
Consumer Discretionary	**20.7**	8.5
Information Technology	**17.8**	16.0
Financials	**13.6**	15.8
Energy	**7.9**	13.4
Industrials	**6.1**	11.1
Materials	**3.1**	3.4
Consumer Staples	**2.8**	12.2
Telecommunication Services	**1.4**	3.0
Utilities	**0.0**	3.5

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

*Average Annual Total Return**

For periods ended September 30, 2008	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	–29.59%	–3.30%	5.43%	8.90%	11.90%
S&P 500 Index	–21.95	0.23	5.17	3.07	9.94

www.dodgeandcox.com

The Dodge & Cox Stock Fund had a total return of negative 12.1% for the third quarter of 2008, compared to negative 8.4% for the Standard & Poor's 500 Index (S&P 500). At quarter end, the Fund had net assets of $45.3 billion with a cash position of 2.6%.

THIRD QUARTER PERFORMANCE REVIEW

The Fund lagged the S&P 500 by 3.7% for the third quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

- Very weak returns from Financials holdings (down 35% versus up 1% for the S&P 500 sector) had by far the largest negative impact on performance. American International Group (AIG, down 87%), Wachovia (down 77%) and Fannie Mae (down 92%), were the most notable detractors, due to government "rescues" and the worsening credit crisis.
- Despite a strong return from Wal-Mart (up 7%), a lower weighting in Consumer Staples (3% versus 12% for the S&P 500 sector at quarter end) hurt relative performance.
- A higher relative weighting in the Consumer Discretionary sector (21% versus 8% for the S&P 500 sector), in combination with the underperformance of the Fund's holdings (down 9% versus down 1%), detracted from results. In particular, Sony (down 29%) and News Corp. (down 20%) lagged.
- Significant detractors included Sprint Nextel (down 36%), Baker Hughes (down 31%) and Schlumberger (down 27%).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

- A lower weighting in the Energy sector (8% versus 13% for the S&P 500 sector) contributed to relative results, as the sector was the worst performing area of the S&P 500.
- A strong return from holdings in the Materials sector helped: Rohm and Haas (being acquired by Dow Chemical) was up 60% through date of final sale.
- A significantly higher weighting in the Health Care sector (24% versus 13% for the S&P 500 sector) was beneficial. Amgen (up 26%), Covidien (up 13%) and Pfizer (up 7%) were notable contributors.
- Significant contributors included financial services companies Wells Fargo (up 60%) and Capital One (up 35%), Comcast (up 4%) and Hewlett-Packard (up 5%).

INVESTMENT STRATEGY

This has been a difficult period for investors in the Fund. The U.S. capital markets continue to experience a period of extraordinary turmoil, marked by liquidity and credit concerns in the financial sector and a series of government interventions. Our fundamental investment approach has guided us through past challenging periods, and we believe it will ultimately prove its worth through this market as well. This approach consists of a three-to-five year investment horizon, analysis of each company's long-term earnings prospects relative to its current stock price and a focus on diversification.

The current credit cycle, beginning in the summer of 2007 but worsening recently, has proven to be similar in some ways to past banking downturns but different in others. The similarities include a lack of confidence in the financial system worldwide, severely constrained credit and capital flows and a series of bank failures. Differences include mark-to-market accounting and an unprecedented need by many financial institutions to raise capital in a short period of time, both of which have exacerbated the current credit crisis. The severity of this downturn has been extreme, and the U.S. government has taken far-reaching measures. It has become clear that we are facing an entirely new financial regulatory environment, with more proactive moves being taken in the interest of containing systemic and economic risk.

Amid the extreme volatility, many of the Fund's holdings are down sharply in price. In the past month, Fannie Mae, AIG and Wachovia have either been placed into conservatorship by the federal government or entered into transactions that largely diluted shareholder value. While in each of these cases we believe that our assessment of the strength of the company's business franchise and its long-term prospects was justified, sudden short-term liquidity issues arose and the regulators crafted arrangements to address broader systemic concerns at the expense of each company's shareholders.

It has been our experience that times of financial stress, like the one we are in today, often lead to great opportunities for long-term, disciplined investors. Our time-tested investment philosophy is designed to capture these opportunities and generate value for our shareholders. We continue to maintain a broadly diversified portfolio in the Fund. At quarter end, the Fund held 80 securities of which 66 (comprising 84% of the Fund) were outside of the Financials sector. Twenty-four percent of the Fund was invested in Health Care stocks, mostly in leading pharmaceutical companies trading at decades-low valuations. Another 18% of the Fund was invested in Information Technology companies that should benefit from rapid technological innovation and growing demand from the developing world. Media stocks made up 12% of the Fund and included significant positions in two of the largest cable television operators, which historically have generated relatively stable cash flows during periods of economic stress. Eleven percent of the Fund was invested in Energy and Materials stocks—providers of basic inputs to developing economies. Finally, 14% of the Fund was invested in Financials, spread across banks, insurers, diversified financial companies and one asset manager.

CLOSING

Although predicting the short-term direction of financial markets is impossible, decades of experience have taught us that periods of uncertainty often present some of the best long-term investment opportunities. We believe our investment approach—based on a three-to-five year time frame and a thorough understanding of a company's fundamentals in relation to its valuation—is critical in navigating the current uncertain market environment. We encourage our shareholders to take a similar long-term view.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Third Quarter Report, which will be available in November.

October 2008

*The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

09/08 SF FS

DODGE & COX

September 30, 2008

Income Fund

Ticker Symbol

DODIX

Objective

- The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

- The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody's. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB, or lower, by Moody's/S&P.

  The proportions held in the various fixed income securities will be revised in light of Dodge & Cox's appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

GENERAL INFORMATION

Net Asset Value Per Share	$11.58
Total Net Assets (billions)	$14.9
30-Day SEC Yield[a]	6.84%
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.44%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	10%
Fund Inception	1989

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 15 years.

ASSET ALLOCATION



Fixed Income Securities: 97.5%
Cash Equivalents: 2.5%

PORTFOLIO CHARACTERISTICS

	Fund	LBAG
Number of Fixed Income Securities	**478**	9,420
Effective Maturity (years)	**6.2**	7.1
Effective Duration (years)	**3.8**	4.5

FIVE LARGEST CORPORATE ISSUERS[c]

	Fund
Ford Motor Credit Co.	**2.5%**
HCA, Inc.	**2.5**
Wachovia Corp.	**2.3**
Time Warner, Inc.	**2.1**
Xerox Corp.	**1.9**

CREDIT QUALITY[d]

	Fund	LBAG
U.S. Government & Government Related	**57.9%**	72.5%
Aaa	**2.4**	7.9
Aa	**6.4**	4.3
A	**7.5**	8.2
Baa	**13.8**	7.1
Ba	**2.2**	0.0
B	**4.8**	0.0
Caa	**2.5**	0.0
Cash Equivalents	**2.5**	0.0
Average Quality	**Aa2**	Aa1

SECTOR DIVERSIFICATION

	Fund	LBAG
U.S. Treasury & Government Related	**8.0%**	32.6%
Mortgage-Related Securities	**50.0**	40.1
Asset-Backed Securities/CMBS[b]	**2.2**	5.3
Corporate	**37.3**	18.0
Non-Corporate Yankee	**0.0**	4.0
Cash Equivalents	**2.5**	0.0

MATURITY DIVERSIFICATION

	Fund	LBAG
0-1 Years to Maturity	**8.1%**	0.0%
1-5	**39.9**	41.3
5-10	**42.8**	46.6
10-15	**1.0**	4.3
15-20	**1.0**	1.9
20-25	**5.4**	2.2
25 and Over	**1.8**	3.7

[a] SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.

[b] CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.

[c] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

[d] The Fund's credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG's credit quality ratings are from Lehman Brothers and reference Moody's, Standard & Poor's and Fitch ratings. The LBAG's methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund's average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return

For periods ended September 30, 2008	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	–2.26%	2.26%	2.58%	4.89%
LBAG Index	3.66	4.15	3.79	5.20

www.dodgeandcox.com

The Dodge & Cox Income Fund had a total return of negative 3.8% for the third quarter of 2008, compared to negative 0.5% for the Lehman Brothers Aggregate Bond Index (LBAG). At quarter end, the Fund had net assets of $14.9 billion with a cash position of 2.5%.

MARKET COMMENTARY

A slowing economy, falling housing market and eroding confidence in the financial sector intensified the year-old credit crisis and led to a series of extraordinary events in September, starting with the U.S. government placing the mortgage giants Fannie Mae and Freddie Mac into conservatorship. Days later the government denied aid to ailing investment bank Lehman Brothers, which was forced to declare bankruptcy. This prompted a hurried sale of Merrill Lynch to Bank of America and a swift decision by Goldman Sachs and Morgan Stanley to convert to bank holding companies. The U.S. government provided insurance leader American International Group (AIG) with a secured $85 billion loan in exchange for an 80% equity stake. It also orchestrated sales of two large commercial banks: Washington Mutual's assets were purchased by JPMorgan Chase, and three days later Citigroup announced it would take over the bulk of Wachovia's assets and liabilities. (After quarter end, Wells Fargo announced it would acquire all of Wachovia: a takeover battle ensued, and it appears Wells Fargo has prevailed.) Recognizing the need for a broader, systemic solution, the U.S. Treasury Department and Federal Reserve proposed the Troubled Asset Relief Program to use up to $700 billion of public funds to buy troubled mortgage (and other) assets from financial institutions with U.S. operations.

The effect of these events on financial markets was dramatic: equity markets tumbled, credit markets encountered extreme turbulence and the short-term debt markets seized. In the latter case, short-term interbank lending dried up, and the overnight LIBOR rate (a benchmark of confidence within the banking system) spiked to an all-time high of 6.88% at quarter end. The commercial paper market, the primary avenue for large non-bank companies to access short-term funds for operating purposes, was crimped by isolated incidents of distress in money market funds—typically the largest purchasers of this short-term corporate debt. Only the U.S. Treasury and Government-Sponsored Enterprise Mortgage-Backed Securities (GSE MBS) sectors posted positive returns for the quarter and, in both cases, these returns were relatively modest.

There were preliminary signs of these credit market problems causing growing distress in the "real" (non-financial) economy: U.S. macroeconomic conditions deteriorated throughout the quarter as home prices continued to decline, the labor market worsened (unemployment rate over 6%; 300,000 jobs lost) and consumer spending stagnated. In particular, auto sales experienced a precipitous decline. Relief was visible only in a broad retreat in oil prices (from $145 a barrel intra-quarter to $100 as of quarter end) and a resilient export sector.

THIRD QUARTER PERFORMANCE REVIEW

The Fund lagged the LBAG by 3.3% for the third quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

- The Fund's significant Corporate sector overweight (19.7 percentage points greater than the LBAG at the beginning of the quarter) detracted from relative returns as the Corporate sector underperformed comparable-duration[1] Treasuries by an unprecedented 10.3% for the quarter.
- Several Corporate holdings performed extremely poorly including AIG (purchased during the quarter), GMAC, SLM Corp. and Kaupthing Bank. (After quarter end, Kaupthing Bank sought protection under the Icelandic Financial Supervisory Authority, which has appointed a winding-up committee. The bonds are illiquid and trade at distressed levels.)
- The Fund's significant underweight of the U.S. Treasury sector hindered returns.

KEY CONTRIBUTORS TO RELATIVE RESULTS:

- The Fund's GSE MBS holdings performed relatively well.
- The Fund's yield advantage over the LBAG (1.2 percentage points greater than the LBAG at the beginning of the quarter) benefited relative returns.

INVESTMENT STRATEGY

The Fund's disappointing recent results reflect the difficulties of navigating an environment where substantial market moves are driven by fear and uncertainty rather than an appraisal of long-term investment fundamentals. Though it is clear the current environment is unique in its depth, severity and velocity, Dodge & Cox has managed investments through challenging periods in the past, successfully applying our time-tested investment approach to find long-term opportunities arising from short-term uncertainties. We have every confidence this approach will see the Fund through the current distress as well.

The Fund is positioned as of quarter end with a significant 60.5% weighting in GSE MBS, U.S. Treasuries and Agencies and cash, which have minimal credit risk. The vast majority of this exposure is in GSE MBS, where we believe attractive yields and solid cash flows make a good investment opportunity.

The current environment has affected the Corporate sector most deeply, particularly financial institutions. Even healthy corporations are being challenged from two sides: financing their businesses amidst a severe credit crunch and facing the growing prospects of a difficult macroeconomic operating environment. Nevertheless, the magnitude of the market movement—the price of U.S. investment grade corporate debt fell, on average, by 8.3 *percentage points* in September alone—strikes us as an exaggerated response to these challenges.

We believe that the fear and uncertainty currently gripping the credit markets mask the long-term prospects for the Fund's Corporate holdings (37.3% of the Fund at quarter end), and we see opportunities to benefit from this disconnect. We have maintained the Fund's Corporate bond positioning through this period and sought out new opportunities as well. We have also continued our regular monitoring of the Fund's Corporate holdings. Specifically, we have focused recent efforts on analyzing companies' near-term liquidity, their access to funding in this stressed environment, and their potential vulnerability to rating agency downgrades.

CLOSING

Although predicting the short-term direction of financial markets is impossible, decades of experience have taught us that periods of uncertainty often present some of the best long-term investment opportunities. We believe our investment approach—based on a three-to-five year time frame and a thorough understanding of an investment's fundamentals in relation to its valuation—is critical in navigating the current uncertain market environment. We encourage our shareholders to take a similar long-term view.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Third Quarter Report, which will be available in November.

October 2008

[1] Duration is a measure of a bond's price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

The LBAG is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

09/08 IF FS

September 30, 2008

DODGE & COX

International Stock Fund

Ticker Symbol

DODFX

Objective
- The Fund seeks long-term growth of principal and income.

Strategy
- The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION

Net Asset Value Per Share	$33.18
Total Net Assets (billions)	$38.5
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.65%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	13%
30-Day SEC Yield[a]	2.19%
Fund Inception	2001

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 19 years.

ASSET ALLOCATION


Stocks: 97.0%
Cash Equivalents: 3.0%

PORTFOLIO CHARACTERISTICS

	Fund	MSCI EAFE
Number of Stocks	95	1,022
Median Market Capitalization (billions)	$11	$5
Weighted Average Market Capitalization (billions)	$48	$49
Price-to-Earnings Ratio[b]	9.1x	9.4x
Countries Represented	26	21
Emerging Markets (Brazil, India, Indonesia, Israel, Mexico, Russia, South Africa, South Korea, Thailand, Turkey)	19.7%	0.0%

REGION DIVERSIFICATION

	Fund	MSCI EAFE
Europe (excluding United Kingdom)	42.7%	46.5%
Japan	18.1	22.1
United Kingdom	13.0	21.7
Latin America	6.3	0.0
United States	6.2	0.0
Pacific (excluding Japan)	5.7	9.7
Africa	4.4	0.0
Middle East	0.4	0.0
Canada	0.2	0.0

TEN LARGEST HOLDINGS[c]

	Fund
Novartis AG *(Switzerland)*	3.8%
HSBC Holdings PLC *(United Kingdom)*	3.0
Royal Bank of Scotland Group PLC *(United Kingdom)*	3.0
Sanofi-Aventis *(France)*	2.9
GlaxoSmithKline PLC *(United Kingdom)*	2.6
Credit Suisse Group AG *(Switzerland)*	2.5
Schneider Electric SA *(France)*	2.3
Bayer AG *(Germany)*	2.3
Standard Bank Group, Ltd. *(South Africa)*	2.1
Grupo Televisa SA *(Mexico)*	2.0

SECTOR DIVERSIFICATION

	Fund	MSCI EAFE
Financials	27.1%	26.3%
Consumer Discretionary	15.3	10.1
Information Technology	12.8	5.1
Health Care	12.6	8.5
Energy	8.7	8.1
Industrials	8.1	11.5
Materials	6.8	8.6
Consumer Staples	2.9	9.4
Telecommunication Services	2.7	5.8
Utilities	0.0	6.6

[a] SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
[b] Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
[c] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

*Average Annual Total Return**

For periods ended September 30, 2008	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	–28.37%	2.55%	13.18%	9.22%
MSCI EAFE Index	–30.51	1.13	9.69	4.08

www.dodgeandcox.com

The Dodge & Cox International Fund had a total return of negative 18.5% for the third quarter of 2008, compared to negative 20.6% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) benchmark. At quarter end, the Fund had net assets of $38.5 billion with a cash position of 3.0%.

THIRD QUARTER PERFORMANCE REVIEW

The Fund outperformed the MSCI EAFE by 2.1% for the third quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS:

- The Fund's underweight position in the Metals & Mining industry (1% versus 6% for the MSCI EAFE industry at quarter end) positively affected performance. Metals & Mining was one of the poorest-performing areas of the market.
- The Fund's overweight position in the Health Care sector (13% versus 9% for the MSCI EAFE sector), an area of relative strength, contributed to results.
- Strong returns from the Fund's emerging market Financials helped performance. Selected performers include Standard Bank Group (up 18%) and Yapi ve Kredi Bankasi (up 33%).

KEY DETRACTORS FROM RELATIVE RESULTS:

- Weak returns from the Fund's holdings in the Information Technology sector (down 24% compared to down 21% for the MSCI EAFE sector) hurt performance. Detractors included the Fund's investments in Infineon Technologies (down 37%) and a selection of its Communications Equipment holdings.
- The Fund's investments in American International Group (AIG, down 87%) and Unicredit SPA (down 40%) significantly detracted from relative and absolute performance.

INVESTMENT STRATEGY

A crisis of confidence in global financial markets and unprecedented responses to the crisis by government authorities have amplified the growing concerns about the economic outlook for the U.S. and many other leading nations. The result has been sharp and broad equity market declines. There has simply been nowhere to hide, as almost every country and sector of the market is down for the quarter and year to date. Formerly "hot" countries have posted severe declines: China is down 45% since the beginning of the year; India is down almost 50%. Likewise, formerly "hot" sectors have also posted steep declines: commodity producers' stock prices are down, dragged lower by the declines in the prices of their outputs (e.g., oil prices have dropped 23% since their peak on July 17).

The investment team at Dodge & Cox has navigated through tumultuous periods where our process has been tested. For example, the Fund has been through a Korean credit crisis, a Japanese bank bailout, and more recently, an Argentinian debt default that prompted fears of a left-of-center politician in Brazil. In each of these markets, we diligently reassessed the Fund's holdings that were affected and trimmed or sold a handful of companies in the Fund that we did not believe could weather difficult economic and financial conditions. However, we persisted with (and even added to) many Fund holdings based on our assessment of the long-term opportunities weighed against risks at much lower valuations. That persistence rewarded the Fund's long-term shareholders.

Now, as then, we are reassessing the risks, opportunities and long-term merits of each of the Fund's investments in light of current valuations. Given the volatility of share prices and the crises hitting a number of companies, we have intensified the pace of our reviews of Fund holdings and are continuously reassessing the composition of the overall portfolio.

In light of widespread market declines, we are finding attractive opportunities to invest in companies throughout the world that are well-positioned in areas of long-term growth, especially growth in the emerging markets. Emerging markets are down 36% year to date. We have added to a number of existing holdings and initiated positions in emerging market companies during the year (e.g., Cipla, ICICI Bank and Lukoil). As a result, 20% of the Fund is invested in companies located in the emerging markets—up from 16% at the beginning of the year. We also added meaningfully to holdings in a large number of companies that are leaders in serving consumers in the developing world, or are providers of the essential building blocks of developing world economies.

CLOSING

Although predicting the short-term direction of financial markets is impossible, decades of experience have taught us that periods of uncertainty often present some of the best long-term investment opportunities. We believe our investment approach—based on a three-to-five year time frame and a thorough understanding of a company's fundamentals in relation to its valuation—is critical in navigating the current uncertain market environment. We encourage our shareholders to take a similar long-term view.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Third Quarter Report, which will be available in November.

October 2008

*The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE Index) is an unmanaged index of the world's stock markets, excluding the United States. Index returns include dividends and/or interest income, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1- 800-621-3979 for current performance figures.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley Dean Witter & Co.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 1-800- 621-3979. Please carefully read the prospectus before investing.

09/08 ISF FS

DODGE & COX

Global Stock Fund

September 30, 2008

Ticker Symbol DODWX

Objective

- The Fund seeks long-term growth of principal and income.

Strategy

- The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

GENERAL INFORMATION

Net Asset Value Per Share	$7.07
Total Net Assets (millions)	$398
Expense Ratio (5/1/08 to 6/30/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 6/30/08, unannualized)	1%
30-Day SEC Yield[a]	1.60%
Fund Inception Date	May 1, 2008

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee, whose six members' average tenure at Dodge & Cox is 18 years.

ASSET ALLOCATION


Stocks: 97.1%
Cash
Equivalents: 2.9%

PORTFOLIO CHARACTERISTICS

	Fund	MSCI World
Number of Stocks	**83**	1,731
Median Market Capitalization (billions)	**$24**	$6
Weighted Average Market Capitalization (billions)	**$54**	$65
Price-to-Earnings Ratio[b]	**9.1x**	10.5x
Countries Represented	**24**	23
Emerging Markets (Brazil, India, Indonesia, Mexico, Russia, South Africa, South Korea, Thailand, Turkey)	**13.0%**	0.0%

REGION DIVERSIFICATION

	Fund	MSCI World
United States	**40.6%**	50.2%
Europe (excluding United Kingdom)	**33.1**	21.8
United Kingdom	**8.0**	9.0
Japan	**5.5**	10.0
Africa	**3.4**	0.0
Pacific (excluding Japan)	**3.1**	4.4
Latin America	**3.0**	0.0
Canada	**0.4**	4.6

TEN LARGEST HOLDINGS[c]

	Fund
Hewlett-Packard Co. *(United States)*	**3.1%**
Credit Suisse Group AG *(Switzerland)*	**2.8**
Royal Bank of Scotland Group PLC *(United Kingdom)*	**2.5**
Capital One Financial Corp. *(United States)*	**2.5**
Novartis AG *(Switzerland)*	**2.5**
Amgen, Inc. *(United States)*	**2.5**
Nokia Oyj *(Finland)*	**2.3**
Comcast Corp. *(United States)*	**2.2**
Sony Corp. *(Japan)*	**2.1**
Occidental Petroleum Corp. *(United States)*	**2.1**

SECTOR DIVERSIFICATION

	Fund	MSCI World
Financials	**22.4%**	21.6%
Consumer Discretionary	**14.5**	9.1
Health Care	**14.1**	10.5
Information Technology	**13.3**	10.6
Energy	**10.0**	11.6
Materials	**8.4**	6.4
Industrials	**7.6**	10.8
Consumer Staples	**3.7**	10.3
Telecommunication Services	**3.1**	4.3
Utilities	**0.0**	4.8

[a] SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
[b] Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
[c] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

Total Return*

For period ended Since Inception September 30, 2008 (May 1, 2008)

Dodge & Cox Global Stock Fund –29.30%

www.dodgeandcox.com

MSCI World Index –20.82

The Dodge & Cox Global Stock Fund had a total return of negative

19.1% for the third quarter of 2008, compared to negative 15.2% for the Morgan Stanley Capital International World Index (MSCI World). At quarter end, the Fund had net assets of $398 million with a cash position of 2.9%.

THIRD QUARTER PERFORMANCE REVIEW

The Fund lagged the MSCI World by 3.9% for the third quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

The Fund’s overweight position and selection of holdings in the Financials sector accounted for almost all of the Fund’s underperformance. Weak performers included American International Group (AIG, down 87%), Fannie Mae (down 92%), Wachovia (down 77%) and Unicredit SPA (down 40%).

The Fund’s overweight position and selection of holdings in the Information Technology sector detracted from relative performance. Weak performers included Nortel Networks (down 73%), Alcatel-Lucent (down 38%) and Nokia (down 26%).

The Fund’s underweight position in Consumer Staples (4% versus 10% for the MSCI World at quarter end), partially offset by stock selection (the Fund’s Consumer Staples holdings returned 9% compared to a decline of 2% in the MSCI World sector), hurt performance.

KEY CONTRIBUTORS TO RELATIVE RESULTS :

The Fund’s underweight position in the Energy sector (10% of the Fund compared to 12% of the MSCI World) and selection of holdings (down 25% versus down 28%) contributed to relative performance.

The Fund’s overweight position and selection of holdings in the Health Care sector contributed to relative performance. Strong performers included Amgen (up 26%) and Covidien (up 13%).

The Fund’s underweight position in the Industrials sector (8% of the Fund compared to 11% of the MSCI World) and selection of holdings (down 15% versus down 18%) contributed to relative performance.

INVESTMENT STRATEGY

The Fund’s disappointing results over its brief life (inception May 2008) reflect the difficulties of navigating an environment where substantial market moves are driven by fear and uncertainty rather than an appraisal of long-term investment fundamentals. Capital markets worldwide have been experiencing extraordinary turmoil, marked by drastically reduced availability of credit, contracting liquidity and a series of unprecedented government interventions. Nevertheless, Dodge & Cox has managed through challenging periods in the past, and we believe that our fundamental research-based investment approach will ultimately prove its worth and see the Fund through the current distress as well.

Our focus has always been on understanding the future prospects of a company in relation to its valuation. Our research efforts seek to understand the durability of a company’s business and its ability to withstand operational and financial adversity. In the current environment, we have been paying particular attention to companies’ liquidity positions and their ability to function under the distressed economic conditions. In addition, we have been assessing the extent to which the global macroeconomic environment and capital market conditions have affected our long-term investment thesis for each of the Fund’s investments. We will continue to hold a security if we believe the current valuation provides adequate compensation for potential risks ahead.

While the current environment has depressed the Fund’s current results, it is also creating new investment opportunities. We are seeing valuations of a large number of quality franchises come down to attractive levels. For example, during the quarter we started positions in Lukoil and Occidental Petroleum in the Energy sector and Akzo Nobel in the Materials sector.

CLOSING

Although predicting the short-term direction of financial markets is impossible, decades of experience have taught us that periods of uncertainty often present some of the best long-term investment opportunities. We believe our investment approach—based on a three-to-five year time frame and a thorough understanding of a company’s fundamentals in relation to its valuation—is critical in navigating the current uncertain market environment. We encourage our shareholders to take a similar long-term view.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available in November.

October 2008

*The Fund’s total returns include the reinvestment of any dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International World Index (MSCI World) is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Morgan Stanley® and Morgan Stanley Capital International® are trademarks of Morgan Stanley.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

09/08 GSF FS